September 26, 2025

Filed via EDGAR
Rolf Sundwall, Mark Brunhofer, Irene Paik and Justin Dobbie
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549
Subject:	Franklin Solana Trust (the “Trust”) Amendment No. 3 to Registration Statement on Form S-1 Filed August 29, 2025 (File No. 333-285121)

Dear Mr. Sundwall, Mr. Brunhofer, Ms. Paik and Mr. Dobbie:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated September 12, 2025 with regard to the Trust’s pre-effective Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Solana ETF series of the Trust (the “Fund”), which was filed with the Commission on August 29, 2025 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Amendment No. 3 to Registration Statement on Form S-1
General
1.
Comment:  We note your response to prior comment 1. Please revise your disclosure, consistent with your response, to clarify that your liquidity risk policies and procedures for your staking program are consistent with the exchange’s proposed generic listing standards.

Response: The disclosure has been revised as requested.
Prospectus Summary
Solana Staking Activities, page 4
2.
Comment: You state here that the Sponsor generally seeks to stake as much of the Fund’s Solana as is practicable (i.e., up to 100%). Please revise to quantify the specific percentage of the Trust’s SOL you intend to stake under normal circumstances, or tell us why you are unable to do so. Please also tell us, with a view towards revised disclosure, whether a current percentage of the Trust’s SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.

Response:  As disclosed in the Registration Statement, the Sponsor generally seeks to stake as much of the Fund’s Solana as is practicable (i.e., up to 100%).  There may be circumstances and periods of time, however, where the Fund is not able to stake 100% of the Solana it holds, as detailed in the Registration Statement.  Therefore, the Fund is not able to specify in the Registration Statement the specific percentage of Solana held by the Fund that will be staked under normal circumstances.  The Trust confirms that key staking metrics for the Fund, such as the percentage of the Fund’s Solana being staked, the 30-day yield of staked assets, and total Solana staking rewards earned since inception, will be published and updated on a regular basis on the Fund’s website.
Liquidity Risk Management, page 5
3.
Comment: You state here that the Sponsor has adopted a liquidity risk management policy (the “Policy”) related to the management of the Fund’s staking program and related liquidity risks. Please revise to clarify whether or not the disclosure in this section is a description of the Policy. Please also clarify which part of the Policy addresses whether the investment strategy is appropriate for effective and efficient arbitrage.

Response: The disclosure has been revised as requested. The Trust confirms that the Policy addresses all required elements including the appropriateness of the Fund’s investment strategy for effective and efficient arbitrage.
The Index Administrator and Secondary Index Provider, page 141
4.
Comment: We note your response to prior comment 2 and re-issue the comment. Please file the Index Administrator Agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to this comment, the Trust confirms that the Index Administrator Agreement will be filed as an exhibit to the Registration Statement.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.
Very truly yours,

/s/ Julie Patel
Julie Patel
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:  Navid J. Tofigh, Franklin Templeton
       J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP